Exhibit 6

VOTING AGREEMENT

This VOTING AGREEMENT (the “Agreement”), dated as of May 19, 2017 by and among Union Bankshares Corporation, a Virginia Corporation (“Union”), Xenith Bankshares, Inc., a Virginia corporation (“Xenith”), and the undersigned (the “Shareholder”).

WHEREAS, in order to induce Union and Xenith to enter into an Agreement and Plan of Reorganization, dated as of the date hereof (the “Merger Agreement”), by and between Union and Xenith, Union and Xenith have requested Shareholder, and Shareholder has agreed, to enter into this Agreement with respect to all Shares of common stock, par value $0.01 per share, of Xenith (“Xenith Common Stock”) that such Shareholder beneficially owns and has voting power with respect to (the “Shares”) (as used herein, the term “Shares” shall mean (i) all shares of Xenith Common Stock or other capital stock or securities of Xenith beneficially owned by the Shareholder as of the date of this Agreement over which the Shareholder has voting power, and (ii) all additional shares of common stock or other capital stock or securities of Xenith of which the Shareholder acquires beneficial ownership and voting power during the period commencing on the execution and delivery of this Agreement until termination of this Agreement in accordance with Section 6.2 hereof); and

WHEREAS, the Shareholder and Xenith are parties to the investor or shareholder agreements listed on Schedule A hereto (each, an “Investor Agreement”), and Shareholder, Union and Xenith desire to terminate each Investor Agreement effective upon the effective time of the Merger (the “Effective Time”).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

GRANT OF PROXY; VOTING AGREEMENT

Section 1.1    Voting Agreement. Shareholder hereby agrees to vote or exercise its right to consent with respect to all Shares that Shareholder is entitled to vote at the time of any vote or action by written consent to approve and adopt the Merger Agreement, the Merger, the Plan of Merger and all agreements related to the Merger and any actions related thereto (including any adjournment proposal and advisory, non-binding compensation proposal set forth in the Joint Proxy Statement and submitted to the shareholders of Xenith in connection with the Merger) at any meeting of the shareholders of Xenith, and at any adjournment thereof, at which such Merger Agreement, Merger, Plan of Merger and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the shareholders of Xenith. Shareholder hereby agrees that, for so long as this Agreement is in effect, it will not vote any Shares in favor of, or consent to, and will vote such Shares against and not consent to, the approval of any (i) Acquisition Proposal, (ii) corporate action the consummation of which would reasonably be expected to frustrate the purposes, or prevent or materially delay the consummation of, the transactions contemplated by the Merger Agreement, (iii) any corporate action the consummation of which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Xenith under the Merger Agreement, or (iv) other matter relating to, or in connection with, any of the foregoing matters.

Section 1.2    Proxy. Shareholder hereby revokes any and all previous proxies granted with respect to Shareholder’s Shares. By entering into this Agreement, Shareholder hereby grants a revocable proxy appointing Union as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Shareholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 1.1 above as Union or its proxy or substitute shall, in Union’s sole discretion, deem proper with respect to Shareholder’s Shares. The proxy granted by Shareholder pursuant to this Article 1 is revocable and is granted in consideration of Union entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by Shareholder shall be revoked upon termination of this Agreement in accordance with its terms.

Section 1.3    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Union any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain and belong to the Shareholder, and Union shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Xenith, and Union shall have no power or authority to direct the Shareholder in the voting of any of the Shares, except as set forth in Section 1.2 or as otherwise expressly provided herein.

Section 1.4    Other Agreements. Prior to the termination of this Agreement in accordance with Section 6.2 hereof, Shareholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with this Article 1.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

Shareholder represents and warrants to each of Union and Xenith that:

Section 2.1    Authorization. Shareholder has duly executed and delivered this Agreement and the execution, delivery and performance by Shareholder of this Agreement and the consummation by Shareholder of the transactions contemplated hereby are within the powers and legal capacity of Shareholder and have been duly authorized by all necessary action. Assuming due authorization, execution and delivery by each of Union and Xenith, this Agreement is a valid and binding agreement of Shareholder enforceable against Shareholder in accordance with its terms (except in all cases as such enforceability may be limited by the applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity).

Section 2.2    Non-Contravention. The execution, delivery and performance by Shareholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any law, rule, regulation, judgment, injunction, order or decree applicable to or binding upon the Shareholder, (ii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Shareholder is entitled under any provision of any agreement or other instrument binding on Shareholder or (iii) result in the imposition of any lien on any asset of Shareholder.

Section 2.3    Ownership of Shares. Shareholder is the record or beneficial owner of, and has the right to vote, Shareholder’s Shares, free and clear of any lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of such Shares), other than any restrictions imposed by applicable securities laws or agreements in effect as of the date hereof (including each Investor Agreement and other than as described on Schedule B), which have previously been made available to Union. Shareholder’s Shares are listed on Schedule B hereto and none of Shareholder’s Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares, other than the Investor Agreements.

Section 2.4    Total Shares. Except for the Shares and the options, restricted stock units and warrants to acquire Shares owned as of the date hereof or hereafter acquired, such Shareholder does not beneficially own or have voting power with respect to any (i) shares of capital stock or voting securities of Xenith, (ii) securities of Xenith convertible into or exchangeable for shares of capital stock or voting securities of Xenith or (iii) options, restricted stock units, or other rights to acquire from Xenith any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Xenith.

Section 2.5    Finder’s Fees. Except as provided in the Merger Agreement, no investment banker, broker, finder or financial advisor is entitled to any fees, commissions or finder’s fees from Xenith in connection with this Agreement or the Merger Agreement as a result of any arrangement or agreement made by or on behalf of Shareholder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF XENITH AND UNION

Each of Xenith and Union individually represents and warrants to Shareholder that:

Section 3.1    Valid Existence; Authorization. It is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended. It has the corporate power and authority to carry on its business as it is now being conducted. It has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by its Board of Directors. This Agreement has been duly and validly executed and delivered by it and (assuming the due authorization, execution and delivery hereof by each other party to this Agreement) constitutes a valid and binding agreement, enforceable against it in accordance with the Agreement’s terms (except in all cases as such enforceability may be limited by the applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity).

Section 3.2    Non-Contravention. Its execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any applicable law, rule, regulation, judgment, injunction, order or decree, (ii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which it is entitled under any provision of any agreement or other instrument binding on it or (iii) result in the imposition of any lien on any of its assets.

ARTICLE 4

COVENANTS OF THE SHAREHOLDER

Shareholder hereby covenants and agrees that so long as this Agreement is in effect:

Section 4.1    No Proxies for or Encumbrances on Shares. Except pursuant to the terms of this Agreement, Shareholder shall not, without the prior written consent of Union, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of Shareholder’s Shares relating to the matters set forth in Section 1.1, (ii) revoke the proxy granted pursuant to Section 1.2 except upon termination of this Agreement or (iii) Transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect Transfer, encumbrance or other disposition of, any Shares, prior to the termination of this Agreement. As used herein, the term “Transfer” shall mean, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the gift or other disposition of such security or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, in each case, excluding Transfers by operation of law or to an affiliate, in any such case where the transferee agrees in writing to be bound by the obligations and restrictions set forth in this Agreement.

Section 4.2    Stop Transfer. Shareholder agrees with, and covenants to, Union that Shareholder will not request that Xenith register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such Transfer is made in compliance with this Agreement.

Section 4.3    Lock-up Following the Effective Time.

(a)    Shareholder agrees that, during the sixty (60) days following the Effective Time (the “Lock-up Period”), Shareholder will not, without the prior written consent of Union, which consent Union may withhold in its sole discretion:

i.    Transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect Transfer, encumbrance or other disposition of any shares of common stock, par value $1.33 per share, of Union (“Union Common Stock” and such shares, “Union Shares”);

ii.    enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Union Shares, regardless of whether any such transaction is to be settled in securities, in cash or otherwise; or

iii.    publicly announce any intention to do any of the foregoing.

provided, however, that communications made by the Shareholder to the Shareholder’s limited partners and other investors shall be deemed not to contravene this clause (iii); provided, further, that nothing in this Agreement shall restrict the Shareholder from complying with its obligations under the Exchange Act.

(b)    The provisions of Section 4.3(a) will not apply to the issuance of Union Shares to Shareholder in accordance with the terms of the Merger Agreement, but will apply following the Merger to any Union Shares acquired by Shareholder pursuant to the Merger.

(c)    Shareholder agrees that the provisions of Section 4.3(a) and Section 4.3(b) shall be equally applicable to any Union Shares that Shareholder may purchase or otherwise acquire after the date of this Agreement.

(d)    The provisions of Section 4.3(a) will not apply to the distribution of Union Shares by Shareholder to any of its affiliates, limited partners or other investors for no consideration who agree in writing to be bound by the obligations and restrictions set forth in this Agreement.

(e)    Shareholder agrees that, during the Lock-Up Period, it will not, and that it will use its reasonable best efforts to prevent any affiliate of Shareholder from, directly or indirectly taking any action to cause or result in the stabilization or manipulation of the price of any security of Xenith or Union, including with respect to any security of Union to facilitate a sale of Union Shares following the Effective Time.

Section 4.4    Termination of Investor Agreement. Shareholder, Xenith and Union hereby agree that each Investor Agreement between Shareholder and Xenith shall, by virtue of the execution hereof and without any further action by Shareholder or Xenith, terminate automatically upon, and subject to the occurrence of, the Effective Time, provided that any indemnification obligations arising under such Investor Agreement prior to the Effective Time shall survive such termination in accordance with their terms. Xenith and Union each hereby waives any actual or alleged noncompliance by Shareholder with any provision of each Investor Agreement in respect of the cancellation contemplated by this Section 4.4, and Shareholder hereby waives any actual or alleged noncompliance by Xenith with any provision of each Investor Agreement in respect of the cancellation contemplated by this Section 4.4.

Section 4.5    Acquisition Proposals. In his, her or its capacity as a shareholder of Xenith, and not in his or her capacity as a director, officer or employee of Xenith, as applicable, Shareholder agrees that Shareholder will not, and will cause its officers and directors, and will instruct and use reasonable best efforts to cause its representatives and partners (if an entity) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to an Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with or otherwise cooperate in any way with, any person in connection with any Acquisition Proposal or (iv) enter into any term sheet, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to and entered into in accordance with Section 5.5(b) of the Merger Agreement) relating to any Acquisition Proposal, in each case, except to the extent that Xenith is permitted to take such action pursuant to the Merger Agreement. Shareholder will and will cause its officers, directors, and will use Shareholder’s reasonable best efforts to cause its representatives and partners (if an entity) to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Union with respect to any Acquisition Proposal of Xenith. Shareholder will promptly (within twenty-four (24) hours) advise Union following Shareholder’s receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the material terms and conditions of the Acquisition Proposal), and will keep Union apprised of any related material developments, discussions and negotiations on a reasonably current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal, in each case to the extent Xenith has not previously notified Union. All references herein to an Acquisition Proposal shall refer to an Acquisition Proposal with respect to Xenith.

ARTICLE 5

REGISTRATION RIGHTS

Section 5.1    Registration Rights. Union shall, and the Shareholder may, at its option, enter into by no later than thirty (30) days following the Effective Time a registration rights agreement (the “Registration Rights Agreement”) among Union, the Shareholder and certain other shareholders of Union who have entered into a voting agreement with Union that is substantially identical to and of even date with the Agreement (Shareholder and such other shareholders, collectively, the “Institutional Shareholders”). The Registration Rights Agreement shall apply to up to all shares of Union Common Stock which the Institutional Shareholders, as of the Effective Time, own or have the right to receive pursuant to the terms of the Merger Agreement (the “Registrable Securities”). The Registration Rights Agreement shall contain customary terms and conditions, including, but not limited to the following: (i) an obligation of Union, upon the request of any of the Institutional Shareholders, at any time on and after the 20th Business Day prior to the expiration of the Lock-Up Period, to prepare and file a shelf registration statement with respect to the Registrable Securities (the “Registration Statement”), and to use its commercially reasonable efforts to keep the Registration Statement continuously effective for twelve (12) months following the effective date of the Registration Statement (such period, the “Registration Period”); (ii) demand rights for underwritten offerings of Registrable Securities under the Registration Statement, which rights may be exercised one (1) time by each Institutional Shareholder during the Registration Period upon the request of such Institutional Shareholder; (iii) lockup provisions; (iv) Union-initiated blackout periods; and (v) indemnification; provided that the foregoing provisions shall not prohibit or restrict the Shareholder from making a distribution of Registrable Securities at any time following the Lock-Up Period to any of its limited partners or other investors for no consideration. The Registration Rights Agreement shall also provide for the following: (a) all expenses of any registration and Registration Statement described in clause (i) above and in connection with any underwritten offering described in clause (ii) above, including in both cases attorneys’ fees, shall be borne by Union; provided, however, that Union shall have no obligation with respect to any discounts, selling commissions, or stock transfer taxes applicable to the sale of Registrable Securities; (b) sales of Registrable Securities shall be conditioned such that any purchaser thereof (other than an underwriter or any investment bank or broker executing a block trade) shall not own more than 4.9% of the total Union Common Stock outstanding at the time of such sale; and (c) Union shall provide commercially reasonable assistance with any underwritten offering or unregistered block trades of Registrable Securities, including, but not limited to, making senior officers and representatives available for investor and diligence meetings and calls, provided Union is given reasonable notice of such meetings and calls and such meetings and calls are conducted in a manner that does not unreasonably interfere with the normal operation of Union’s business.

ARTICLE 6

MISCELLANEOUS

Section 6.1    Further Assurances. Union, Xenith and Shareholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

Section 6.2    Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement and all obligations of the parties hereunder shall automatically terminate upon the earlier of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, or (c) any amendment to the Merger Agreement which reduces the consideration payable to the Shareholder or otherwise materially and adversely impacts the Shareholder; provided, however, that (i) this Article 6 and Section 1.3 hereof shall survive any such termination, and (ii) Sections 4.3 and 4.4 and Article 5 shall survive any such termination arising as a result of the Effective Time having occurred. Notwithstanding anything to the contrary set forth in this Agreement, in the event this Agreement is still in effect on the first anniversary date of this Agreement and the Effective Time has not occurred, Shareholder may transfer or distribute its Shares to its limited partners without any requirement that such limited partner agree to be bound by the obligations and restrictions set forth in this Agreement

Section 6.3    Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 6.4    Successors and Assigns; Obligations of Shareholder. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise Transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except as permitted by Section 4.1.

Section 6.5    Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the Commonwealth of Virginia.

Section 6.6    Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party to the Agreement shall have received counterparts hereof signed by each other party.

Section 6.7    Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 6.8    Specific Performance; Injunctive Relief. The parties hereto agree that each party would suffer irreparable damage and that there will be no adequate remedy at law (including monetary damages) in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, injunctive relief and any other remedy to which they are entitled at law or in equity.

Section 6.9    Capitalized Terms. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.

Section 6.10    Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Union, to the appropriate address for notice thereto set forth in the Merger Agreement; (ii) if to Xenith, to the appropriate address for notice thereto set forth in the Merger Agreement; and (iii) if to Shareholder, to the appropriate address set forth on Schedule B hereto or such other address designated by Shareholder.

Section 6.11    Capacity. This Agreement shall apply to Shareholder solely in his, her or its capacity as a shareholder of Xenith, and it shall not apply in any manner to Shareholder in any capacity as a director, officer or employee of Xenith or its Subsidiaries or in any other capacity, and shall not limit or affect any actions taken by Shareholder in such other capacity.

Section 6.12    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER,

(II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.12.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

UNION BANKSHARES CORPORATION

By:	/s/ John C. Asbury
	Name:	John C. Asbury
	Title:	President and Chief Executive Officer

XENITH BANKSHARES, INC.

By:	/s/ T. Gaylon Layfield, III
	Name:	T. Gaylon Layfield, III
	Title:	Chief Executive Officer

SHAREHOLDER

BCP Fund I Virginia Holdings, LLC

By:	BankCap Partners Fund I, L.P.
its Sole Member

	By:	BankCap Partners GP, L.P.
its General Partner

		By:	/s/ Scott A. Reed
		Name:	Scott A. Reed
		Title:	Managing Member

Schedule A

List of Agreements between Shareholder and Xenith Bankshares, Inc.

1.    Second Amended and Restated Investor Rights Agreement, dated February 10, 2016, among Xenith Bankshares, Inc., BCP Fund I Virginia Holdings, LLC and the Holders (as defined therein) (incorporated by reference to Exhibit 99.3 to Xenith Bankshares, Inc.’s Current Report on Form 8-K filed February 16, 2016.

2.    Amendment No. 1 to Second Amended and Restated Investor Rights Agreement, dated November 8, 2016, between the Company and BCP Fund I Virginia Holdings, LLC.

Schedule B

Beneficial Ownership of Common Stock of Xenith Bankshares, Inc.

1,443,200 shares

Address for Notice to Shareholder:

BankCap Partners

5910 N. Central Expressway, Suite 1580

Dallas, TX 75206

(214) 740-6112 (Work)

(214) 740-6101 (Fax)

scottreed@bankcap.com

Certain Shares have been pledged pursuant to a Pledge Agreement entered into as of May 21, 2014, by and between BCP Fund I Virginia Holdings, LLC and NexBank SSB, and that Pledged Account Control Agreement entered into as of May 21, 2014 by and among BCP Fund I Virginia Holdings, LLC, BankCap Partners Fund I, L.P., NexBank SSB and Stifel, Nicolaus & Company, Incorporated, all in connection with a Credit Agreement entered into as of May 21, 2014 by and between BankCap Partners Fund I, L.P. and NexBank SSB.